Exhibit T3E.2

346	John J. Swidler, FCA Eric A. Rodier, CA Gilles Robillard, CA Bernard Gourdeau, CA, IFA	Philip Manel, CA, CPA Yves Vincent, CA Howard I. Gross, CA Raymond Massi, CA

2 Place Alexis Nihon, 22nd Floor Montreal, Quebec H3Z 3C2 Telephone (514) 934-3497 Facsimile (514) 934-3504

IN THE MATTER OF THE ARRANGEMENT OF UNIFORÊT INC., UNIFORÊT SCIERIE-PÂTE INC. AND FORESTERIE PORT-CARTIER INC. (“Uniforêt”), bodies politic duly constituted and having their head office and main place of business at 8000 Langelier Blvd., City of St-Léonard, Province of Québec, H1P 3K2.

MASTER BALLOT FOR ACCEPTING OR REJECTING UNIFORÊT’S
AMENDED PLAN OF COMPROMISE AND ARRANGEMENT DATED JULY 20, 2001 AND FILED ON
JULY 23, 2001 (THE “PLAN OF ARRANGEMENT”)

CLASS 2 CLAIMS
(Holders of 11 1/8% Senior Notes due 2006 (the “US Notes”)
(“US Noteholders”))

     This Master Ballot will be used for the purpose of submitting votes for the acceptance or against the acceptance of the Plan of Arrangement. All capitalized terms used in the Master Ballot and appended voting instructions, and which are not otherwise defined herein, shall have the meaning ascribed to them in the Plan of Arrangement of Uniforêt.

     This Master Ballot is being sent to brokers, proxy intermediaries and other nominees of Beneficial Owners (as defined herein) and is to be used by brokers, proxy intermediaries or other nominees to cast votes for or against the acceptance of the Plan of Arrangement on behalf of and in accordance with the Voting Letters submitted by the Beneficial Owners holding Class 2 Claims.

     The Plan of Arrangement referred to in this Master Ballot must be confirmed by the Quebec Superior Court (the “Court”), if it is accepted by the holders of two-thirds in value and more than one-half in number of Proven Class 2 Claims or Accepted Class 2 Claims for Voting Purposes for the Plan of Arrangement to be binding upon all holders of Class 2 Claims. To have the votes of the Beneficial Owners you represent count, you must complete and return this Master Ballot, unless the said Beneficial Owners have elected to submit their Proof of Claim Forms and Voting Letters directly to the Monitor.

PLEASE READ AND FOLLOW THE ENCLOSED
VOTING INSTRUCTIONS CAREFULLY BEFORE COMPLETING THE MASTER BALLOT

THIS MASTER BALLOT MUST BE RECEIVED BY THE MONITOR, RICHTER & ASSOCIÉS INC., BEFORE THE
OPENING OF THE MEETING FOR THE US NOTEHOLDERS TO BE HELD ON NOVEMBER 25, 2002.

Item 1.   Amount and Type of Claim

     The undersigned is the record holder of      Class 2 Claims in the aggregate outstanding nominal value of US $     , for which Proof of Claim Forms, Proxy Forms and Voting Letters have been received from owners of the beneficial interests of such Class 2 Claims (the “Beneficial Owners”) as listed in Item 3 below.

Item 2.   Class 2 Vote

     As instructed by the Beneficial Owners of the aggregate number of Class 2 Claims as set forth in Item 1 above, the undersigned transmits the following votes of such Beneficial Owners in respect of their Class 2 Claims.

•	FOR the acceptance of the Plan:

US $

Aggregate Number of Class 2 Claims	Aggregate Nominal Value of US Notes

•	AGAINST the acceptance of the Plan:

US $

Aggregate Number of Class 2 Claims	Aggregate Nominal Value of US Notes

Item 3.   Class 2 Vote-Number of Beneficial Owners of Class 2 Claims

     The following Beneficial Owners of Class 2 Claims, as identified by their respective customer account numbers or the respective sequence numbers set forth below, have delivered to the undersigned Proof of Claim Forms, Proxy Forms and Voting Letters, duly completed, casting votes concerning the Plan of Arrangement (indicate the date(s) of acquisition of US Notes and aggregate nominal value for each respective account under the appropriate column; please use additional sheets of paper if necessary):

Insert Nominal Value of Class 2 Claims Voted

		FOR the acceptance of	AGAINST the
Customer Account No.	Date(s) of	the Plan	acceptance of the Plan
and/or Customer Name	acquisition	(VOTE FOR)	(VOTE AGAINST)

1
2
3
4
5

Item 4.   Certification

     By signing this Master Ballot, the undersigned certifies:

(i)	that (a) it has received a copy of the Proof of Claim Form, the Proxy Form and Voting Letter, the Monitor’s Report and the Plan of Arrangement and has delivered same to the Beneficial Owners listed hereinabove in Item 3, (b) it has received a completed and duly signed Proof of Claim Form, Proxy Form and Voting Letter from each such Beneficial Owner, (c) it is the registered holder of the US Notes being voted, and (d) it has been authorized by each such Beneficial Owner to vote on the Plan of Arrangement;

(ii)	that by signing their Proof of Claim Forms, the Beneficial Owners listed hereinabove in Item 3 have acknowledged that their right to vote on and participate in the Plan of Arrangement is conditional and determined as follows:

a)	Irrespective of the date the creditor has acquired its US Notes, the creditor will be entitled to vote on and participate in the Plan of Arrangement, only if the creditor holds a Class 2 Claim which existed as of April 17, 2001 and which continues to exist as of the date of the meeting of Class 2 — US Noteholders;

b)	Multiple Class 2 Claims held by the same Beneficial Owner will be consolidated and deemed to be a single claim for purposes of the Plan of Arrangement; and

c)	No fragmentation of Class 2 Claims as they existed as of April 17, 2001 will be allowed or recognized for voting and participation purposes.

(iii)	that it has properly disclosed (a) the number of such Beneficial Owners, (b) the respective nominal value of the US Notes owned, as the case may be, by each such Beneficial Owner, (c) each Beneficial Owner’s respective vote concerning the Plan, and (d) the customer account or other identification number for each such Beneficial Owner;

(iv)	that it has properly cast only one vote per Beneficial Owner or with respect to any multiple Class 2 Claims held by any Beneficial Owners; and

(v)	that for any Proof of Claim Forms, Proxy Forms and Voting Letters executed by each Beneficial Owner, which have not been forwarded directly to the Monitor, it will maintain said documents in its possession for disclosure to the Court or Monitor until released from doing so by written notification received from the Monitor.

DATED AT ____________________, this _____________ day of _________________________________ 2002.

Name of broker, proxy intermediary or other nominee of Beneficial Owners (affix appropriate certification)

Signature of authorized person	Please print name of authorized person

Title of authorized person

Mailing street address ________________________________________________________________________

City, State and Zip Code ______________________________________________________________________

THIS MASTER BALLOT MUST BE RECEIVED BY:
Richter & Associés Inc., Monitor
2 Place Alexis Nihon, 22nd Floor
Montreal, Quebec H3Z 3C2

Facsimile Transmission: (514) 934-3504	Confirm by Telephone: (514) 934-3497

BEFORE THE OPENING OF THE MEETING FOR THE US NOTEHOLDERS,
TO BE HELD ON NOVEMBER 25, 2002, OTHERWISE THESE VOTES WILL NOT BE COUNTED

.../3

VOTING INSTRUCTIONS

     Uniforêt is soliciting the votes of US Noteholders with respect to the Plan of Arrangement. All capitalized terms used in the Master Ballot or in these instructions, and which are not otherwise defined herein, shall have the meaning ascribed to such terms in the Plan of Arrangement.

     The Plan of Arrangement must be confirmed by the Quebec Superior Court, Canada (the “Court”), if it is accepted by the holders of two-thirds in value and more than one-half in number of Proven Class 2 Claims or Accepted Class 2 Claims for Voting Purposes to become binding upon all holders of Class 2 Claims. To have the Voting Letters of the Beneficial Owner you represent count, you must complete and return this Master Ballot.

     You should deliver the Proof of Claim Form, Proxy Form, Voting Letter, the Monitor’s Report and the Plan of Arrangement to each Beneficial Owner of Class 2 Claims that you represent and take any action required to enable each such Beneficial Owner to vote the Class 2 Claims held by such Beneficial Owner. With regard to any Proof of Claim Forms, Proxy Forms and Voting Letters returned to you, to have the vote of your Beneficial Owner count you must, not later than before the opening of the meeting for the US Noteholders to be held on November 25, 2002: (a) transfer the requested information from each such Proof of Claim Form, Proxy Form and Voting Letter onto the attached Master Ballot, (b) execute the Master Ballot, and (c) deliver such Master Ballot to Richter & Associés Inc. (the Monitor). You must either forward to the Monitor the Proof of Claim Forms, Proxy Forms and Voting Letters received from Beneficial Owners or keep them in your possession. If you elect to retain the said documents, you must keep them until receipt of a written notice from the Monitor releasing you of this obligation, which release will be issued upon completion of the Plan of Arrangement. You may be ordered to produce the Proof of Claim Forms, Proxy Forms and Voting Letters and any other relevant records pertaining thereto to the Monitor or Court.

     The Master Ballot is not a letter of transmittal and will be used for the purpose of voting to accept or reject the Plan of Arrangement and to determine the alleged amount of a Beneficial Owner’s Class 2 Claim. Accordingly, holders of Class 2 Claims should not surrender instruments or certificates representing or evidencing their Class 2 Claims, and the Monitor will not need to accept delivery of such instruments or certificates surrendered together with the Proof of Claim Forms, Proxy Forms and Voting Letters. The remittance of your instruments or other evidence of your Class 2 Claims pursuant to the Plan may only be made by you, and will only be accepted if instruments or certificates representing your Class 2 Claims (in proper form for transfer) are delivered together with a letter of transmittal that will be furnished to you as notified following the confirmation of the Plan of Arrangement by the Court.

     To properly complete the Master Ballot, take the following steps:

(a)	Provide appropriate information for each of the items on the Master Ballot (Please note that Item 3 requests information for each individual Beneficial Owner for whom you hold US Notes in your name, including the date(s) of acquisition thereof. To identify such Beneficial Owners, please use the customer name and account number assigned by you to each such Beneficial Owner).

(b)	Identify the vote to accept or reject the Plan of Arrangement in Item 2 for the Class 2 Claims held by you as the registered holder on behalf of the Beneficial Owners.

(c)	Sign and date your Master Ballot and affix the appropriate certification thereon.

(d)	If you are completing this Master Ballot on behalf of another entity, state your title with such entity.

(e)	Provide your name and mailing address if different from the preprinted address on the Master Ballot or if no preprinted address appears on the Master Ballot.

(f)	Deliver the Master Ballot to the Monitor, Richter & Associés Inc.

     If you are both the registered holder and Beneficial Owner of any of the Class 2 Claims and you wish to vote such Class 2 Claims, you should return a Proof of Claim Form, Voting Letter and Proxy Form for the Class 2 Claims for which you are a Beneficial Owner and a Master Ballot for the Class 2 Claims for which you are a registered holder.

     The method of delivery of a Master Ballot to the Monitor is at the election and risk of each entity. Except as otherwise provided herein, such delivery will be deemed made only when the original executed Master Ballot is actually received by the Monitor or by telecopy thereof. In all cases, sufficient time should be allowed to assure timely delivery of the Master Ballot before the opening of the meeting of the US Noteholders scheduled for November 25, 2002. No Master Ballot should be addressed and sent to Uniforêt, any indenture trustee, or Uniforêt’s financial or legal advisors.

IF YOU HAVE ANY QUESTIONS REGARDING THIS BALLOT OR THE VOTING PROCEDURES,
PLEASE CALL THE MONITOR AT (514) 934-3497.

     NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY OTHER PERSON THE AGENT OF UNIFORÊT OR THE MONITOR, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENTS ON BEHALF OF ANY OF THEM WITH RESPECT TO THE PLAN OF ARRANGEMENT, EXCEPT FOR THE STATEMENTS CONTAINED IN THE DOCUMENTS ENCLOSED HEREWITH.

APPENDIX A

346	John J. Swidler, FCA Eric A. Rodier, CA Gilles Robillard, CA Bernard Gourdeau, CA, IFA	Philip Manel, CA, CPA Yves Vincent, CA Howard I. Gross, CA Raymond Massi, CA

2 Place Alexis Nihon, 22nd Floor Montreal, Quebec H3Z 3C2 Telephone (514) 934-3497 Facsimile (514) 934-3504

CANADA PROVINCE OF QUÉBEC DISTRICT OF MONTRÉAL COURT NO.: 500-05-064436-015	SUPERIOR COURT (Sitting as tribunal designated under the Companies’ Creditors Arrangement Act)
IN THE MATTER OF THE PLAN OF COMPROMISE AND ARRANGEMENT OF UNIFORÊT INC., UNIFORÊT SCIERIE-PÂTE INC. AND FORESTERIE PORT-CARTIER INC., corporations duly incorporated in accordance with the Canada Business Corporations Act, having their head office and a place of business at 8000 Langelier Blvd., Suite 506, in the city of Saint-Léonard, district of Montréal, province of Québec, H1P 3K2.

Debtors

- and -

RICHTER & ASSOCIÉS INC

Monitor

REPORT OF THE COURT-APPOINTED MONITOR ON THE STATE OF THE DEBTORS’ FINANCIAL
AFFAIRS AND THE PLAN OF COMPROMISE AND ARRANGEMENT, FOR THE PURPOSE OF THE
CLASS 2 – US NOTEHOLDERS MEETING
(Pursuant to section 11.7(3)(b)(ii) of the Companies’ Creditors Arrangement Act)

This Report is prepared in view of the holding of the Class 2 – US Noteholders meeting scheduled for November 25, 2002. It is not an amendment to the earlier Monitor’s Report dated July 23, 2001.

Pursuant to the Court Order rendered on April 17, 2001 (“Initial Order”), granting Uniforêt Inc., Uniforêt Scierie-Pâte Inc. and Foresterie Port-Cartier Inc. (“Companies”, “Debtors” or “Uniforêt”) the benefit of the protection offered by the Companies’ Creditors Arrangement Act (“CCAA”), Uniforêt filed on July 11, 2001 a joint Plan of Compromise and Arrangement in the Québec Superior Court in accordance with the provisions of the CCAA, and on July 23, 2001, an Amended Plan of Compromise and Arrangement dated July 20, 2001 (“Plan of Arrangement”). Essentially, the amendments made to the Plan of Arrangement concern the vote by class of creditors (paragraph 3.3. of the Plan of Arrangement).

On October 23, 2002, Justice Dionysia Zerbisias, of the Québec Superior Court, rendered a judgment dismissing the proceedings instituted on July 17, 2001 by a group of US Noteholders who were contesting the composition of the Class 2 — US Noteholders (as defined in the Plan of Arrangement) and authorizing the calling of a meeting of the Class 2 — US Noteholders to vote on the Plan of Arrangement.

To assist the creditors of Class 2 in their assessment of the Plan of Arrangement, which will be voted on at the meeting of creditors to be held on November 25, 2002, the Monitor hereby submits its Report on the state of the Debtors’ financial affairs.

The amounts reflected in this Report are expressed in Canadian dollars, unless indicated otherwise.

The reader is hereby informed that the Monitor has not conducted any audit or investigation of the books and records of the Debtors and that accordingly it cannot provide an opinion regarding the accuracy or completeness of the information contained in this Report. The information included in this Report is derived from the books and records that have been made available to us, as well as discussions with the Management of Uniforêt.

I.   HISTORY OF THE DEBTORS

The Debtors are integrated forest-product Companies that specialize in the production of softwood lumber and bleached chemi-thermomechanical pulp (hereinafter referred to as “BCTMP”). Their operations are concentrated in the province of Québec, Canada, more specifically in Port-Cartier, where they operate a pulp mill and a sawmill, as well as in Péribonka, where they operate a sawmill.

The current corporate organization chart of the Debtors is as follows:

*	This company has not filed for protection under the CCAA.

Since its incorporation in November 1993, Uniforêt has acquired underutilized and/or undervalued equipment, which have been upgraded through innovative operating methods and modernization programs.

In 1993, Uniforêt and the Coopérative des employés de la scierie de Péribonka acquired 70% and 30% respectively of the assets of the Péribonka sawmill owned by Abitibi-Price Inc. At the end of 1995, Uniforêt acquired the interest held by the Coopérative des employés.

In 1994, Uniforêt purchased the assets of the pulp mill located at Port-Cartier. Thereafter, Uniforêt constructed a modern sawmill on adjacent land. Several investments to increase the production capacity of the two mills were subsequently made. The Debtors focused their efforts on integrating their operations with a view to having the Port-Cartier sawmill supply the adjacent pulp mill with wood chips, the principal raw material required to produce BCTMP.

In January 1996, Uniforêt acquired 65% of the shares of Tripap Inc. (“Tripap”). In 1997, the mill was converted to permit the consumption of BCTMP produced by the Port-Cartier pulp mill. This integration resulted in virtually all the pulp production of the Port-Cartier mill to be transferred to the Tripap mill, thereby reducing the production costs of the latter.

In June 2000, Uniforêt announced the definitive closing of the Tripap mill as a result of the significant financial losses recorded by Tripap due to weak product demand and obsolete equipment. Despite the fact that Uniforêt and its financial partners had examined several alternatives to revive the mill, no feasible solution was identified. In February 2001, Uniforêt sold all its Tripap shares to a third party for a nominal amount.

In February 2001, Uniforêt announced the temporary suspension of production at its Port-Cartier pulp mill following a decrease in demand in the global commercial pulp market. The operations at this pulp mill continue to be suspended as at the date of this Report.

Since April 17, 2001, the Uniforêt sawmills have been operating normally with the exception of a few planned slowdowns in production, which occurred in October 2001, mainly caused by the decrease in the demand for softwood lumber. Uniforêt’s Management has continued its efforts to maintain and to revamp the sawmill operations, including increasing the productivity, improving the product “mix” and reducing the production costs relating to the forestry operations.

II.    FINANCIAL RESTRUCTURING PRIOR TO THE CCAA FILING

In February 2000, Uniforêt announced that following operating losses for the last four fiscal years, its operating lines of credit were fully drawn and that it was uncertain if the interest commitments, due April 15, 2000, could be met on its first ranking US secured notes (“US Notes”), having a nominal value of US$125,000,000.

In May 2000, approximately 40% of the holders of the US Notes served a notice of default declaring that the principal and accrued interest were payable immediately. They also notified Uniforêt of their intention to exercise their hypothecary recourse against the Companies’ assets.

At that time, 3735061 Canada Inc. (“3735061”), a wholly-owned subsidiary of Uniforêt, initiated a cash offer process to all holders of the US Notes which final offer provided for the purchase of notes having a face value of $87,500,000 for a consideration of US$500 per tranche of US$1,000. The financing for this offer was obtained by way of a syndicated bank loan and by the financial support of Jolina Capital Inc., a major shareholder of Uniforêt.

Uniforêt also made a public offer to redeem its convertible debentures (“Canadian Debentures”) having a face value of $30,000,000 for a cash consideration of $17 per $100 tranche and/or the conversion into common shares at the conversion rate of $6 per share for each dollar of face value.

Following the expiry of these offers, Uniforêt announced the purchase by its subsidiary 3735061 of US Notes having a face value of US$64,600,000, the redemption of Canadian Debentures having a face value of $5,300,000 and the conversion into common shares of Canadian Debentures having a face value of $8,100,000.

Subsequent to the foregoing offers, Uniforêt paid the interest due on the remaining US Notes and Canadian Debentures, thereby correcting the default under the US Trust Deed and resulting in the withdrawal of the foreclosure proceedings.

In March 2001, Uniforêt announced that the Fonds de solidarité des travailleurs du Québec (F.T.Q.) converted 35,526,131 Series 1 preferred shares into 5,921,022 newly issued subordinated voting shares. This transaction had the effect of reducing Uniforêt’s long-term debt by some $9,400,000.

Notwithstanding its efforts to restructure its debts and capital structure, Uniforêt continued to face a difficult financial situation resulting into a succession of events such as:

•	The underperformance of the Port-Cartier and the Tripap mills;

•	The adverse market conditions for pulp and mechanical pulp-based paper;

•	A longer-than-expected period required for the Port-Cartier sawmill to achieve an acceptable level of performance;

•	A significant decrease in lumber prices in 2000, resulting in a major reduction of operating earnings (reduction in excess of $20,000,000);

•	The uncertainty surrounding the negotiations between Canada and the United States regarding the establishment of countervailing and anti-dumping duties for lumber imports into the American market.

III.   CCAA PROCEEDINGS

The above major factors all contributed to Uniforêt’s decision to formally restructure its financial affairs. Thus on April 17, 2001, the Debtors sought and obtained protection from its creditors pursuant to the CCAA.

Furthermore, the Initial Order rendered by the Québec Superior Court on April 17, 2001 has been renewed on many occasions, the last Order having been rendered on September 13, 2002 for a period expiring on December 12, 2002.

Pursuant to the filing of the Plan of Arrangement on July 23, 2001, Uniforêt proceeded thereafter to call creditors’ meetings to vote on said Plan of Arrangement.

On August 15, 2001, the Company announced that it had held meetings with six (6) of the seven (7) classes of creditors defined in the Plan of Arrangement and that the required majority in each of these six (6) classes had accepted the Plan of Arrangement. A schedule, summarizing the results of the votes tabulated at these meetings of creditors, is presented in Section VII. A) of this Report.

Following an Order rendered by the Honourable Perry Meyer, J.S.C., on July 26, 2001 with respect to legal proceedings initiated by a group of US Noteholders, the planned August 15, 2001 meeting of the Class 2 – US Noteholders was suspended, until a judgement was rendered in this matter. The litigation hearing took place from December 3 to 21, 2001 and from January 28 to February 1, 2002. The last written arguments were filed on March 15, 2002, at which time the matter was taken under advisement. On October 23, 2002, the Honourable Dionysia Zerbisias, J.S.C., rendered a judgement dismissing the proceedings as to the contestation of the composition of the Class 2 – US Noteholders and authorizing the calling of a meeting of the Class 2 – US Noteholders to vote on the Plan of Arrangement.

IV.    EVENTS SUBSEQUENT TO THE INITIAL ORDER OF APRIL 17, 2001

In accordance with the provisions of the CCAA, the Monitor has reviewed the activities of Uniforêt and its finances since filing for protection on April 17, 2001. Highlights of this review are discussed hereinafter:

A)	Softwood Lumber Dispute

The agreement with respect to Canadian softwood lumber exports into the American market was not renewed by the March 31, 2001 deadline and, as such, has resulted in high uncertainty in the Canadian industry. A decade old debate has resurfaced. A coalition of American softwood lumber producers has filed several motions with the American Department of Commerce in view of setting countervailing and anti-dumping duties on the Canadian softwood lumber expeditions to the United States. There have been several months of instability, uncertainty and speculation resulting in many plant shutdowns for Canadian softwood lumber producers. The American Department of Commerce announced, on March 26, 2002, that the countervailing and anti-dumping duties on expeditions into the United States would be 27.2%, as of May 22, 2002. These duties, which are contested by the Canadian government as well as the softwood lumber industry, have considerably diminished the competitiveness of the Canadian softwood lumber producers and, as such, have greatly affected the exports of Canadian softwood lumber market in terms of pricing and volume.

B)	Operations

Management has advised us that since the CCAA filing, Uniforêt’s efforts have been concentrated on maximizing the profitability of the Péribonka and Port-Cartier sawmills. The operations at the Port-Cartier pulp mill have only been maintained to supply the adjacent sawmill with energy and to keep the equipment in working condition. Since the closing of the pulp mill, Uniforêt has sold all the residual pulp inventories on the open market.

The information concerning Uniforêt’s current operating results and its Balance Sheet is reviewed in Section V.

C)	Cash Flows

Uniforêt’s consolidated unaudited statement of cash flows for the fiscal years ended December 31, 2000 and 2001, as well as for the nine (9) months ended September 30, 2002, are detailed as follows:

Uniforêt
Consolidated Statements of Cash Flows
(Unaudited)
(in thousands of dollars)

		Year ended
	Nine months	December 31,
	ended
	September 30, 2002	2001	2000

Cash flows from operating activities:
Net income (net loss) from ongoing activities	$(5,428)	$(127,655)	$13,395
Items not involving cash	9,562	106,654	(16,870)
Net change in non-cash operating items	3,472	46,848	8,033

	7,606	25,847	4,558
Cash flows from discontinued activities	–	(224)	(3,008)
Cash flows from financing activities:
Increase (decrease) in bank overdrafts	–	(15,643)	(3,865)
Net long-term debts	(1,227)	(1,568)	162
Increase in shareholder’s note	–	1,327	4,975

	(1,227)	(15,884)	1,272
Cash flows from investing activities:
Addition to fixed assets	(2,939)	(5,626)	(6,282)
Others	–	30	3,460

	(2,939)	(5,596)	(2,822)
Net change in cash and cash equivalents	3,440	4,143	–
Cash and cash equivalents, beginning of the period	4,143	–	–

Cash and cash equivalents, end of the period	$7,583	$4,143	$–

Highlights:

•	The Debtors generated liquidities during the course of the 2001 fiscal year and the nine-month period ended September 30, 2002 representing cash on hand of $7,583,000 at the end of the period;

•	The aforementioned liquidities were mainly used to reduce the bank indebtedness and to honor capital lease commitments;

•	The capital expenditure program is at a minimum level. Since April 17, 2001, investments in fixed assets have decreased from $6,282,000 during fiscal year 2000 to $5,626,000 in 2001 and to $2,939,000 for the nine (9) months of 2002.

D)	Other Proceedings

The order rendered initially on April 17, 2001, as renewed, allowed Uniforêt to, amongst other, terminate, repudiate and cancel agreements or contracts, with the consent of the Monitor. On July 10, 2001, a Notice of Termination was sent to 9027-1875 Québec Inc. and Syndicat des employés de la Scierie Péribonka, terminating two (2) agreements, which could be referred to as Participation Agreements. Said terminations were contested and by judgement rendered on July 16, 2002, Justice Denis Lévesque declared that the said two (2) agreements could not be terminated. Uniforêt and the Monitor each filed a Motion for leave to appeal of said judgment, which Motions have been granted.

V.   FINANCIAL INFORMATION

The financial information below is derived primarily from the consolidated audited financial statements of Uniforêt as at December 31, 2000, from the 2000 Annual Report, from the unaudited financial results for the fiscal year ended December 31, 2001 and for the nine (9) months ended September 30, 2002, as well as discussions with Uniforêt’s Management.

The information is presented solely to assist the creditors in assessing the current financial situation of Uniforêt. The Monitor makes no representation and gives no guarantee as to the accuracy or completeness of the financial information contained in this Report.

A)	Financial Results

We present herewith, as Appendix A, an overview of the financial results of Uniforêt for the seven fiscal years ending December 31, 1995 through 2001.

For purpose of this Report, we have highlighted the Debtors’ financial performance for the years ended December 31, 2000 and 2001 and for the nine-month period ended September 30, 2002, as follows:

Uniforêt
Consolidated Income Statement
(in thousands of dollars)

		Years ended
		December 31,
	Nine months ended
	September 30, 2002	2001	2000
	(Unaudited)	(Unaudited)	(Audited)

Sales	$121,318	$163,600	$183,014
Operating expenses:
Cost of goods sold	99,366	150,072	158,264
Selling and administrative	3,638	5,446	7,122
Depreciation	7,176	10,133	16,494

	110,180	165,651	181,880
Operating income (loss) before non-recurring items	11,138	(2,051)	1,134

Non-recurring items	3,234	(98,115)	49,601
	14,372	(100,166)	50,735
Interest	15,371	32,717	28,904

Income (loss) from the continued operations before income taxes	(999)	(132,883)	21,831
Income taxes	4,429	(5,228)	8,436

Income (loss) from continued operations	(5,428)	(127,655)	13,395
Income (loss) from the discontinued paper operations net of income taxes	–	–	(3,727)

Net income (net loss)	$(5,428)	$(127,655)	$9,668

Note: The above results do not take into account the financial impact resulting from the implementation of the Plan of Arrangement.

Highlights:

•	Sales have decreased since December 31, 2000, mainly as a result of the suspension on February 16, 2001 of the Port-Cartier pulp mill’s operations;

•	Since May 22, 2002, all the softwood lumber expeditions to the United States, being the principal market of Uniforêt, are subject to a countervailing and anti-dumping duties of 27.2%, which has had a direct and negative impact on sales prices;

•	The operating income, before non-recurring items, for the first nine months of 2002, was $11,138,000 compared to an operating income (loss) of ($2,051,000) and $1,134,000 for the years ended December 31, 2001 and December 31, 2000 respectively.

In order to provide the creditors with a better understanding of the operations of Uniforêt, we include hereafter the summarized operating results for each division:

i)	Péribonka Sawmill

Divisional Income Statement
(Unaudited)
(in thousands of dollars)

	Nine months
	ended	Year ended December 31,
	September 30,
	2002	2001	2000	1999	1998	1997

Sales	$59,652	$71,855	$69,116	$85,211	$76,888	$74,094
Cost of goods sold	48,526	58,995	62,478	68,031	63,982	57,501

Gross margin	11,126	12,860	6,638	17,180	12,906	16,593
Gross margin percentage	18,7%	17,9%	9.6%	20.2%	16.8%	22.4%
Sales and administration costs	1,350	1,846	2,024	1,992	1,327	1,652

Earnings before interest, taxes, depreciation and amortization (EBITDA)	9,776	11,014	4,614	15,188	11,579	14,941
EBITDA percentage	16.4%	15.3%	6.7%	17.8%	15.1%	20.2%
Depreciation and amortization	2,122	3,967	3,861	3,293	3,112	2,666

EBIT	7,654	7,047	753	11,895	8,467	12,275
EBIT percentage	12.8%	9.8%	1.1%	14.0%	11.0%	16.6%
Operating statistics (thousands of foot board measure)
Sales (MFBM)	123,849	152,905	163,531	173,223	175,400	149,405
Lumber production (MFBM)	132,672	168,406	162,893	175,664	190,508	157,955
Capital expenditures	$988	$1,418	$4,165	$8,780	$2,935	$6,363

Highlights:

•	This division presents positive and relatively stable financial results, with the exception of the 2000 fiscal year, during which lumber prices had dropped;

•	The unaudited financial results for the fiscal year ended December 31, 2001 and for the nine (9) months ended September 30, 2002 registered an increase in sales and the gross margin, which are comparable to the historical levels of fiscal years 1997 to 1999, as a result of improved efficiencies and better quality of products.

ii)	Port-Cartier Sawmill

Divisional Income Statement
(Unaudited)
(in thousands of dollars)

	Nine months
	ended	Year ended December 31,
	September 30,
	2002	2001	2000	1999	1998	1997

Sales	$61,666	$66,197	$65,244	$77,190	$64,301	$63,659
Cost of goods sold	48,951	59,514	66,996	66,824	63,843	56,306

Gross margin	12,715	6,683	(1,752)	10,366	458	7,353
Gross margin percentage	20.6%	10.1%	(2.7%)	13.4%	0.7%	11.6%
Sales and administrative expenses	950	1,224	1,963	1793	974	1,211

Earnings before interest, taxes, depreciation and amortization (EBITDA)	11,765	5,459	(3,715)	8,573	(516)	6,142
EBITDA percentage	19.1%	8.2%	(5.7%)	11.1%	0.8%	9.6%
Depreciation and amortization	3,728	4,257	5,520	6,011	6,418	5,299

EBIT	8,037	1,202	(9,235)	2,562	(6,934)	843
EBIT percentage	13.0%	1.8%	(14.2%)	3.3%	(10.8%)	1.3%
Operating statistics (thousands of foot board measure)
Sales (MFBM)	115,761	142,119	176,649	182,621	162,113	155,227
Lumber production (MFBM)	138,671	156,436	182,538	183,233	172,290	153,554
Capital expenditures	$1,932	$2,004	$4, 651	$6,452	$2,475	$17,072

Highlights:

•	The reduction in the demand and market prices negatively affected profitability in 2000, which was partially countered by Uniforêt’s efforts to increase the wood-fibre yield and improve the quality of the product;

•	The gross margin for fiscal year 2001 and the nine (9) months ended September 30, 2002 demonstrates improvements which are comparable to the historical levels of the financial results of fiscal years 1997 and 1999.

iii)	Port-Cartier Pulp Mill

Divisional Income Statement
(Unaudited)
(in thousands of dollars)

	Nine months
	ended	Year ended December 31,
	September 30,
	2002	2001	2000	1999	1998	1997

Sales	$–	$27,151	$84,068	$58,412	$71,350	$40,096
Cost of goods sold	2,481	32,972	65,114	51,538	75,874	55,802

Gross margin	(2,481)	(5,821)	18,954	6,874	(4,524)	(15,706)
Gross-margin percentage	–	(21.4%)	22.5%	11.8%	(6.3%)	(39.2%)
Sales and administrativ expenses	746	2,570	1,998	3,159	2,048	1,796

Earnings before interest, taxes, depreciation and amortization (EBITDA)	(3,227)	(8,391)	16,956	3,715	(6,572)	(17,502)
EBITDA percentage	–	(30.9%)	20.2%	6.4%	(9.2%)	(43.7%)
Depreciation and amortization	255	1,309	6,698	8,582	8,446	6,846

EBIT	(3,482)	(9,700)	10,258	(4,867)	(15,018)	(24,348)
EBIT percentage	–	35.7%	12.2%	(8.3%)	(21.0%)	(60.7%)
Operating statistics (metric tons)
Sales (mt)	–	62,241	171,505	156,077	196,866	130,076
Lumber production (mt)	–	23,135	179,318	179,828	181,908	123,288
Capital expenditures	$4	$157	$1,045	$545	$6,130	$35,144

Highlights:

•	Despite the positive results recorded during the 2000 fiscal year, the closing of Tripap in July 2000 forced Uniforêt to sell pulp on the open market. The market’s weakness forced Uniforêt to suspend its pulp-sector activities in February 2001. During the course of fiscal year 2001, Uniforêt liquidated all its residual pulp inventory;

•	The operations at the Port-Cartier pulp mill have only been maintained to supply the adjacent sawmill with energy and to keep the equipment in working order.

B)	Balance Sheet

Uniforêt’s current consolidated balance sheets are presented as follows:

Uniforêt
Consolidated Balance Sheet
(in thousands of dollars)

	September 30,	December 31,	December 31,
	2002	2001	2000
	(Unaudited)	(Unaudited)	(Audited)

ASSETS
Current assets:
Cash	$7,583	$4,143	$–
Accounts receivable	9,089	7,504	14,018
Inventories	26,233	32,650	55,757
Prepaid expenses	5,608	2,645	1,090

	48,513	46,942	70,865
Assets from the discontinued operations	–	–	8,839
Fixed assets (net book value)	102,487	106,726	172,104
Future income taxes	21,053	25,190	18,959
Other assets	–	–	8,489

	$172,053	$178,858	$279,256

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank overdrafts	$–	$–	$15,643
Accounts payable and accrued charges	67,502	65,595	49,670
Income taxes payable	1,382	1,192	439
Shareholder’s payable note	6,309	6,302	4,975
Current portion of short and long-term debts *	1,242	1,775	1,788

	76,435	74,864	72,515
Liabilities related to the discontinued operations	–	–	10,423
Long-term debt*	200,004	202,309	166,038
Shareholders’ equity:
Share capital	176,784	176,784	171,020
Equity component of convertible debentures	16,555	16,555	15,932
Deficit	(297,725)	(291,654)	(156,672)

	(104,386)	(98,315)	30,280

	$172,053	$178,858	$279,256

*	The amounts stated reflect certain consolidation accounting entries.

Note:	The above financial information does not take into account the financial impact resulting from the implementation of the Plan of Arrangement.

i)	Assets

The following are specific facts concerning Uniforêt’s assets, based on the December 31, 2000 and 2001 as well as September 30, 2002 information provided to us by Management:

•	Accounts Receivable

The accounts receivable are broken down as follows:

	September 30,	December 31,	December 31,
	2002	2001	2000
Description	(Unaudited)	(Unaudited)	(Audited)

Accounts receivable	$5,676,000	$6,414,000	$8,899,000
Sales tax receivable	949,000	1,090,000	1, 905,000
Other (unrealized gains from foreign exchange fluctuations)	2,464,000	–	3,214, 000

	$9,089,000	$7,504,000	$14,018,000

•	Inventories

The inventories are composed of the following components:

	September 30,	December 31,	December 31,
	2002	2001	2000
Description	(Unaudited)	(Unaudited)	(Audited)

Raw materials	$6,064,000	$15,884,000	$19,252,000
Work in process and finished goods	16,007,000	12,814,000	29,155,000
Operating and maintenance supplies	4,162,000	3,952,000	7,350,000

	$26,233,000	$32,650,000	$55,757,000

•	Prepaid Expenses

The prepaid expenses as at September 30, 2002 consist primarily of prepaid municipal taxes, insurance and amounts paid on account of workman’s compensation (C.S.S.T.) as well as expenses relating to the reorganization.

•	Assets from the Discontinued Operations

On July 28, 2000, Tripap ceased its operations. In February 2001, Uniforêt sold its interest in this company for a nominal value.

•	Fixed Assets

The fixed assets consist primarily of machinery and equipment as well as logging roads, which are detailed as follows:

Uniforêt Inc.
September 30, 2002
(Unaudited)
(in thousands of dollars)

		Accumulated	Net book
Fixed Assets	Cost	depreciation	value

Lands and land improvements	$2,335	$493	$1,842
Buildings	14,357	4,284	10,073
Machinery and equipment	108,092	43,094	64,998
Logging roads	33,707	10,187	23,520
Automotive equipment and equipment under capital leases	4,886	3,681	1,205
Deferred investment tax credits	(1,942)	(191)	(1,751)
Construction in progress	2,600	–	2,600

	$164,035	$61,548	$102,487

The decrease of the net book value of fixed assets from December 31, 2000 to September 30, 2002 emanates from the writedown of certain assets relating to the Port-Cartier pulp mill.

•	Future Income Taxes

The Debtors have “operating loss carry forward” of approximately $225,000,000 expiring between the years 2002 and 2008. They also have future tax benefits as well as deferred investment tax credits of approximately $5,623,000, maturing in 2005.

Since they may not be in a position to take advantage of all the tax benefits available to them, Uniforêt values this asset at $21,053,000 as at September 30, 2002.

•	Other Assets

As at December 31, 2000, these assets consisted of the following:

	September 30, 2002	December 31, 2001	December 31, 2000
Description	(Unaudited)	(Unaudited)	(Audited)

Deferred foreign exchange loss	–	–	$6,391,000
Deferred financing costs	–	–	2,098,000

	–	–	$8,489,000

The deferred foreign exchange loss refers to the conversion of the long-term debts. As a result of the introduction of a new accounting principle defined by the Canadian Institute of Chartered Accountants, the foreign exchange variation on the conversion of the long-term debts are now reflected in the income statements. As at December 31, 2001, the deferred foreign exchange loss was applied to the shareholders’ deficit and the deferred financing costs were written off and recorded in the income statement.

ii)	Liabilities

We present hereafter a summary of the Debtors’ liabilities as reflected in their books and records as at April 17, 2001, being the date of the Initial Order, and as at September 30, 2002 (these amounts do not take into account the forgiveness of debt resulting from the Plan of Arrangement, which will only be recorded upon its implementation).

It is important to note that the exact amount of the liabilities affected by the Initial Order dated April 17, 2001 will be determined only once the Proofs of Claim Forms submitted by the creditors have been compiled and accepted by the Debtors and the Monitor. All information pertaining to the liabilities of Uniforêt has not been verified and therefore may be subject to potential differences.

The financial information provided to us by the Debtors indicates that their liabilities are composed of the following items:

Description	As at September 30, 2002	As at April 17, 2001

Secured creditors	$235,182,247	$205,923,395
Unsecured creditors	56,421,808	44,192,592

	$291,604,055	$250,115,987

The variation in the secured creditors’ indebtedness as at September 30, 2002 and as at April 17, 2001 is due to the changes in the foreign exchange rates, the payments made on capital lease contracts, as well as an accrual for unpaid interests of approximately $35,000,000, which will not be paid if the Plan of Arrangement is accepted and implemented.

The detail of the liabilities subject to the Plan of Arrangement is as follows:

•	Secured Creditors

According to the Plan of Arrangement, the secured creditors are classified into three distinctive classes as follows:

		Estimated liabilities as at
Class	Creditors	April 17, 2001

1	Municipalities of Port-Cartier and l'Ascension (municipal taxes)	$298,971
2	US Noteholders	195,337,500
3	Holders of Capital Leases	5,135,924

		$200,772,395

•	Unsecured Creditors

The unsecured creditors are those creditors who do not have any charge against the assets of the Debtors.

The Plan of Arrangement filed by Uniforêt classifies the unsecured creditors into the following classes:

		Estimated liabilities
Class	Creditors	as of April 17, 2001

4	Forestry Contractors	$2,534,190
5	Unsecured Creditors	24,849,498
6	Canadian Debentureholders	16,554,904
7	Jolina Capital Inc.'s unsecured shareholder loan	5,405,000

		$49,343,592

Management has informed the Monitor that the Canadian Debentures (Class 6) are subordinated in ranking to the secured creditors and all the other classes of creditors.

VI.   PLAN OF ARRANGEMENT

The Class 2 – US Noteholders have received a copy of Uniforêt’s Plan of Arrangement and, as such, they should refer to this official document for the complete legal description of the various classes of creditors as well as the complete terms and conditions of the Plan of Arrangement. For purposes of this Report, we have used the same terminology as defined in the Plan of Arrangement.

The Plan of Arrangement describes the various classes of creditors and proposes the following:

Class	Description	Arrangement

1	The Municipalities of Port-Cartier and of l’Ascension (for municipal taxes)	Pursuant to existing agreements

2	US Noteholders	First US $25,000 cash with remaining balance, if any, exchanged for two new US Secured Notes; Note “A” 9% due on March 15, 2009; Note “B” convertible due on September 15, 2008; the whole for a total of C$100,000,000.

3	Holders of Capital Leases	Pursuant to existing agreements and contracts.

4	Forestry Contractors	75% of proven claims.

5	Unsecured Creditors	The lessor of $2,500 and the proven claim or a pro rata share of a fund of $5,000,000.

6	Canadian Debentureholders	Choice of receiving 8% of face value in cash or conversion into voting common shares of Uniforêt at a conversion rate of $6.00 per share.

7	Jolina Capital Inc.’s unsecured shareholder loan	Repayable on March 15, 2009 without interest.

VII.   ANALYSIS OF THE PLAN OF ARRANGEMENT

The creditors must decide to either accept or reject the Plan of Arrangement submitted by Uniforêt.

The acceptance of the Plan of Arrangement by all classes of creditors will permit Uniforêt to restructure its debts and its capital structure in order to continue its operations. The rejection of the Plan of Arrangement by one or more classes of creditors will result in a period of uncertainty which could eventually lead to a bankruptcy or the forced liquidation of the assets to satisfy in part the claims of the secured creditors. According to Management, the operations of the Debtors cannot continue unless their financial affairs are restructured and, unless the Plan of Arrangement is accepted by the creditors, sanctioned by the Court and then implemented.

The creditors should base their decision on the following three important factors:

•	A fair and reasonable treatment of the creditors in relation to each class and to one another;

•	The settlement proposed under the Plan of Arrangement compared to any recoveries that could be realized upon a forced liquidation or bankruptcy;

•	Future business benefits.

Our commentaries, as Court-appointed Monitor in this matter, on these important questions, are as follows:

A)	Fairness of Plan of Arrangement

We believe that the Plan of Arrangement as filed is fair and reasonable to the creditors in general as well as in relation to each other.

The Monitor is of the opinion that the Plan of Arrangement is a serious one and was prepared diligently taking into account the financial capacity of Uniforêt to meet its restructured obligations under the terms of the Plan of Arrangement after acceptance by the creditors and sanction by the Court. The Monitor participated in numerous working sessions addressing the future prospects of the Debtors and reviewed, in detail, the financial models prepared by Management and concludes that the offer to the creditors is fair and reasonable under the present circumstances.

On August 15, 2001, creditors’ meetings were held for the classes 1 and 3 to 7. The Plan of Arrangement was overwhelmingly accepted by the Uniforêt’s creditors, as summarized below:

Class	Total value of claims voted		Percentage in number		Percentage in value

	Yes	No	Yes	No	Yes	No
	$	$	%	%	%	%

1	345,122.82	0.00	100.00	0.00	100.00	0.00
2	N/A	N/A	N/A	N/A	N/A	N/A
3	4,765,088.56	0.00	100.00	0.00	100.00	0.00
4	2,478,207.23	0.00	100.00	0.00	100.00	0.00
5	23,905,963.26	128,586.51	98.56	1.44	99.46	0.54
6	6,548,980.01	299,120.00	92.45	7.55	95.63	4.37
7	5,405,000.00	0.00	100.00	0.00	100.00	0.00

The Plan of Arrangement cannot be successfully implemented without the acceptance of the Class 2 – US Noteholders.

B)	Plan of Arrangement vs. Liquidation

It is important for the US Noteholders to evaluate the Debtors’ Plan of Arrangement as compared to a possible realization resulting from a liquidation and/or bankruptcy.

The Monitor, with the aid of other professional advisors, has analyzed the possible value of the Debtors’ assets in an orderly liquidation scenario.

As discussed in the Monitor’s Report, dated July 23, 2001, pursuant to this analysis as well as the experience of the Monitor in these matters, the estimated orderly liquidation value of the assets at that time (excluding accounts receivable and inventories), after deduction of the costs to liquidate and the priority claims (i.e. employees’ claims, unpaid cutting rights, etc.) could range between $60,000,000 and $80,000,000. This estimated realization is not sufficient to fully reimburse the secured claims which amount to approximately $200,000,000.

Furthermore, even when considering the company’s current book value of its cash position, accounts receivable and inventories totaling approximately $43,000,000, the underlying value of Uniforêt’s assets in an orderly liquidation context has not, in our opinion, improved since July 2001. To the contrary, considering the latest market and industry conditions as well as other external factors beyond the control of Uniforêt, we believe that the chances of obtaining the estimated realization values noted above have diminished.

In its Report of July 23, 2001, the Monitor estimated that in an orderly liquidation scenario, the Class 2 – US Noteholders could possibly recover approximately $81,000,000 from the realization of all assets of Uniforêt. In the current situation, we believe this estimate to be optimistic. Furthermore, we believe that a bankruptcy-forced liquidation would ultimately result in a reduction of realization values equal to 50% of the orderly liquidation values.

C)	Future Business Benefits

If the operations of Uniforêt are maintained, the majority of the creditors could continue to enjoy a business relationship with the Debtors.

A liquidation process will, in all likelihood, result in the operations ceasing for an indeterminate period. It is very difficult at this moment to calculate all the future economic benefits that the creditors could achieve by Uniforêt maintaining its operations.

These future economic benefits could be achieved with the continued employment of the Debtors’ employees and through the significant economic activity for the regions of Péribonka and Port-Cartier.

Furthermore, certain of the classes of creditors (namely classes 2 and 3) will benefit from a return on investment, albeit based on a reduced face value of their initial investments.

VIII.   CONCLUSION AND RECOMMENDATION

The Monitor believes that if the Plan of Arrangement is not accepted by the creditors and implemented, Uniforêt will most likely not be able to continue its operations, which will lead to a liquidation of its assets and a bankruptcy and, as such, the resulting realization would be insufficient to repay in full the claims of the outstanding indebtedness to US Noteholders, which would most likely result in the non-recovery of a substantial portion of indebtedness.

The Monitor is of the opinion that the terms of the Plan of Arrangement are more advantageous for the Class 2 – US Noteholders than the liquidation of Uniforêt’s assets. We therefore recommend to the Class 2 – US Noteholders to vote in favor of the Plan of Arrangement.

The Proof of Claim Form and Proxy Form or Master Ballot must be submitted to and received by the Monitor before the opening of the meeting. To facilitate the verification and compilation of the proofs of claim and tabulation of the votes, the creditors may return the Proof of Claim Form, the Proxy Form and Voting Letter or, as the case may be, the Master Ballot prior to the meeting or, alternatively, creditors may attend the meeting of creditors to obtain any additional clarification which they may deem necessary and to vote thereat.

DATED AT MONTREAL, this 28th day of October, 2002.

RICHTER & ASSOCIÉS INC.
Monitor

Per: Yves Vincent, CA, CIRP

APPENDIX “A”

APPENDIX “A”

APPENDIX “A”

Uniforêt Inc.
Consolidated Financial Information
Seven-Year Review

(in thousands of dollars,
except per share amounts and ratios)
Years ended December 31	2001	2000	1999	1998	1997	1996	1995

	(unaudited)

STATEMENT OF INCOME				(1)	(1)	(1)
Sales	$163,600	$183,014	$160,705	$292,357	$243,644	$226,234	$136,944
Operating expenses:
Cost of goods sold	150,072	158,214	128,022	258,872	236,582	223,939	102,701
Selling and administrative	5,446	7,122	7,363	16,934	16,350	14,169	4,974
Amortization	10,133	16,494	18,235	22,902	17,518	11,716	2,784
Financial expenses	32,717	28,904	25,467	27,241	21,473	11,010	1,622

Earnings (loss) from continuing operations before non recurring items, income taxes and non-controlling interest	(34,768)	(27,770)	(18,382)	(33,592)	(48,279)	(34,600)	24,863

Income taxes (recovery)	(5,228)	8,436	15,256	(11,348)	(8,056)	(9,507)	7,740
Non-controlling interest	—	—	—	—	4,415	1,949	—

Net earnings (net loss)	$(127,655)	$9,668	$(107,152)	$(22,244)	$(35,808)	$(23,144)	$17,123
Net earnings (net loss) per share	(2.00)	0.31	(1.88)	(0.50)	(0.95)	(0.64)	0.60

BALANCE SHEET (as at December 31)
Working capital	(27,922)	(1,650)	17,724	36,093	36,901	98,030	34,682
Fixed assets	106,726	172,104	180,680	261,711	265,183	189,511	87,231
Other assets	—	8,489	15,384	36,054	27,342	21,039	7,799
Long-term debt	202,309	166,038	205,348	228,408	216,670	201,633	33,554
Net future income tax assets (liabilities)	25,190	18,959	27,715	22,846	9,571	5,154	(3,634)
Shareholders’ equity	(98,315)	30,280	21,793	128,296	122,327	98,186	92,525
Common shareholders’ equity per share(2)	(1.76)	(0.26)	(0.60)	1.28	1.61	2.07	2.57

STATEMENT OF CASH FLOWS
Operations
Net income (loss) including items not involving cash	$(21,001)	$(3,475)	$(2,311)	$(6,879)	$(28,708)	$(22,096)	$24,701
Net change in non-cash operating items	46,848	8,033	(3,655)	8,500	(8,289)	18,910	(49,637)

	$25,847	$4,558	$(1,344)	$1,621	$(36,997)	$(3,186)	$(24,936)

Financing
Increase (decrease) in bank overdraft	$(15,643)	$(3,865)	$18,447	$(2,148)	$3,208	$(6,987)	$10,582
Net proceeds from issuance of capital stock	—	—	—	26,922	49,637	8,320	49,568
Increase in long-term debt	—	52,159	—	266	6,617	210,185	35,231
Repayment of long-term debt	(1,568)	(51,997)	(5,075)	(4,917)	(5,395)	(60,350)	(18,641)
Issuance (conversion) of convertible debentures	—	—	—	—	—	28,762	(13,339)
Others	1,327	4,975	—	—	798	(612)	3,048

	$(15,884)	$1,272	$13,372	$20,123	$54,865	$179,318	$66,449

Investments
Additions to fixed assets	$(5,626)	$(8,174)	$(12,363)	$(18,480)	$(67,703)	$(69,845)	$(42,568)
Increase of other assets	—	3,457	(151)	(1,500)	(4,298)	(13,355)	(6,340)
Business acquisitions	—	—	—	—	(11,798)	(22,993)	—
Others	30	1,895	1,525	126	134	2,926	(2,500)

	$(5,596)	$(2,822)	$(10,989)	$(19,854)	$(83,665)	$(103,267)	$(51,408)

Cash flow from discontinued paper segment	(224)	(3,008)	(2,022)	—	—	—	—

Variation in cash and cash equivalents	4,143	—	(983)	1,890	(65,797)	72,865	(9,895)

PRODUCTION STATISTICS
Lumber (thousands of board foot measure)	309,767	367,745	384,154	375,321	311,488	222,329	150,383
Pulp (metric tonnes)	23,135	179,317	179,828	181,908	123,288	118,760	128,105
FINANCIAL STATISTICS
Long-term debt on total financing	194.5%	84.7%	90.5%	64.3%	64.3%	69.2%	29.0%
OUTSTANDING SHARES
Class A subordinate shares	51,630,668	51,709,646	50,771,983	50,771,983	36,524,555	30,969,000	29,969,000
Class B shares	7,728,889	7,728,889	7,312,223	7,312,223	7,312,223	6,200,000	6,000,000
Series 1 preferred shares	—	35,526,131	35,526,131	35,526,131	35,526,131	—	—

(1)	Including Tripap, the paper segment discontinued in July 2000.

(2)	Excluding the equity component of convertible debentures and Series 1 preferred shares.

(514) 934-3454 yvincent@richter.ca

October 31, 2002

TO THE CREDITORS OF:	UNIFORÊT INC. UNIFORÊT SCIERIE-PÂTE INC. AND FORESTERIE PORT-CARTIER INC. (Collectively “Uniforêt”)

Re:	Plan of arrangement Our file No. R-2750

Dear Sirs and Madams,

In our capacity as Monitor appointed by the Court in accordance with the Companies’ Creditors Arrangements Act (“CCAA”), we wish to inform you of an important development.

As you know, in accordance with the orders rendered in virtue of the CCAA, which was in the context of the amended plan o compromise and arrangement dated July 20, 2001 (the “Plan of Arrangement”), the meeting of the creditors of categories 1 and 3 to 7 were held on August 15, 2001. The result of the vote, as divulged to the Court, was the following:

Class	Total value of claims voted		Percentage in number		Percentage in value

	Yes	No	Yes	No	Yes	No
	$	$	%	%	%	%

1	345,122.82	0.00	100.00	0.00	100.00	0.00
2	N/A	N/A	N/A	N/A	N/A	N/A
3	4,765,088.56	0.00	100.00	0.00	100.00	0.00
4	2,478,207.23	0.00	100.00	0.00	100.00	0.00
5	23,905,963.26	128,586.51	98.56	1.44	99.46	0.54
6	6,548,980.01	299,120.00	92.45	7.55	95.63	4.37
7	5,405,000.00	0.00	100.00	0.00	100.00	0.00

.../2

October 31, 2002

However, in light of the order rendered on July 26, 2001, the meeting of the creditors of class 2 (US Noteholders) was suspended. By a judgment rendered on October 23rd, 2002, the Honorable Judge Dionysia Zerbisias of the Superior Court of Quebec rejected the procedures that had been initiated by a group of US Noteholders who contested the composition of said class 2. In the same judgment, the Honorable Judge Zerbisias authorized the convocation of the meeting of creditors for this class 2 (US Noteholders).

Accordingly, you are hereby given notice that this meeting of creditors for said class 2 will be held on November 25th, 2002 in order to vote on the approval of the arrangement which is proposed to them according to the Plan of Arrangement. The only persons authorized to attend this meeting are the creditors of class 2 who have submitted their proof of claim to the Monitor before the opening of the meeting.

In a subsequent sending, we will inform you of the results of the vote and of any other pertinent development.

Sincerely,

RICHTER & ASSOCIATES INC.
Court appointed Monitor

Per: Yves Vincent, CA

(514) 934-3454 yvincent@richter.ca

Le 31 octobre 2002

AUX CRÉANCIERS DE :	UNIFORÊT INC. UNIFORÊT SCIERIE-PÂTE INC. ET FORESTERIE PORT-CARTIER INC. (collectivement « Uniforêt »)

Objet :	Plan d’arrangement Notre dossier no R-2750

Mesdames,
Messieurs,

En notre qualité de Contrôleur nommé par la Cour conformément à la Loi sur les arrangements avec les créanciers des compagnies (« LACC »), nous désirons vous faire part d’un développement important.

Comme vous le savez, conformément aux ordonnances rendues aux termes de la LACC, et ce, dans le cadre du plan modifié de transaction et d’arrangement daté du 20 juillet 2001 (le « Plan d’arrangement »), les assemblées des créanciers des catégories 1 et 3 à 7 furent tenues le 15 août 2001. Les résultats du vote, tels que divulgués à la Cour, sont les suivants :

	Total des réclamations ayant
Catégorie	fait l'objet d'un vote		Pourcentage en nombre		Pourcentage en valeur

	Oui	Non	Oui	Non	Oui	Non
	$	$	%	%	%	%

1	345 122,82	0,00	100,00	0,00	100,00	0,00
2	S/O	S/O	S/O	S/O	S/O	S/O
3	4 765 088,56	0,00	100,00	0,00	100,00	0,00
4	2 478 207,23	0,00	100,00	0,00	100,00	0,00
5	23 905 963,26	128 586,51	98,56	1,44	99,46	0,54
6	6 548 980,01	299 120,00	92,45	7,55	95,63	4,37
7	5 405 000,00	0,00	100,00	0,00	100,00	0,00

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Le 31 octobre 2002

Toutefois, à la lumière d’une ordonnance rendue le 26 juillet 2001, l’assemblée des créanciers de la catégorie 2 (les Porteurs de Billets Américains) avait été suspendue. Or, par jugement rendu le 23 octobre 2002, l’honorable Juge Dionysia Zerbisias de la Cour Supérieure du Québec a rejeté les procédures qui avaient été intentées par un groupe de Porteurs de Billets Américains, lesquels contestaient la composition de ladite catégorie 2. Dans le même jugement, l’honorable Juge Zerbisias autorise la convocation de l’assemblée des créanciers pour ladite catégorie 2 (Porteurs des Billets Américains).

Aussi, avis vous est donné par les présentes que le 25 novembre 2002 ladite assemblée des créanciers de la catégorie 2 sera tenue afin de voter quant à l’approbation de l’arrangement qui leur est proposé aux termes du Plan d’arrangement. Les seules personnes autorisées à assister à ladite assemblée sont les créanciers de la catégorie 2 qui auront soumis leur preuve de réclamation au Contrôleur avant le début de l’assemblée.

Dans un envoi subséquent, nous vous ferons part des résultats du vote et de tout autre développement pertinent.

Veuillez agréer, Mesdames, Messieurs, l’expression de nos sentiments distingués.

RICHTER & ASSOCIÉS INC.
Contrôleur nommé par le tribunal

Par : Yves Vincent, CA